Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

July 17, 2020

Via EDGAR Submission United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Oak Street Health, Inc. in connection with its Registration Statement on Form S-1 filed on July 10, 2020

Attention:	Li Xiao
Kevin Vaughn
Jeffrey Gabor
Mary Beth Breslin

Re:	Oak Street Health, Inc.
Registration Statement on Form S-1
Filed July 10, 2020
CIK No. 0001564406

Ladies and Gentlemen:

On behalf of the Company, we are writing to respond to the request raised in the letter to the Company, dated October 18, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to provide the Staff with an explanation of the reasons for any differences between the recent valuations of equity units of Oak Street Health, LLC, the predecessor of Oak Street Health, Inc. (the “Company”) to the estimated offering price of common stock in the Company’s initial public offering (the “IPO”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company will separately orally convey to the Staff the information that is redacted in this

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Securities and Exchange Commission

July 17, 2020

letter. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the SEC) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (312) 862-7317 rather than rely on the U.S. mail for such notice.

IPO Price Range

The Company preliminarily estimates a price range of $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO. This represents an equity value of the Company of $[***] to $[***]. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and representatives for the underwriters (the “Lead Underwriters”). During these discussions, the parties considered both quantitative and qualitative factors, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry at the time of their initial public offering and (c) a current analysis of the public equity market by the underwriters for the offering.

The Company will include a bona fide price range of the common stock in an amendment to the Registration Statement on Form S-1 (the “Registration Statement”) that will precede the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with representatives of the underwriters and material business developments impacting the Company, and due to the volatility in the securities markets, specifically the volatility experienced in the market by recent IPO issuers in general, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

July 17, 2020

Historical Fair Value Determination and Methodology

The Company determines the hurdle values of incentive units granted based on their concurrent determination of the fair market value at the time of the grant. In connection with preparing financial statement for each quarter, the Company performs a retrospective valuation of the fair value of the Company on the grant dates during the period using both the income and market approaches, including the backsolve method, and relies on that valuation for purposes of determining the compensation expense. The Company refers the Staff to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Unit-Based Compensation” and Note 14 to the Company’s financial statements for the year ended December 31, 2019 and three months ended March 31, 2020 in the Registration Statement for a detailed description of how Oak Street Health, LLC accounts for unit-based compensation expense.

Summary of Unit Issuances

From January 1, 2019 through June 29, 2020, the Board of Directors of Oak Street Health, LLC (the “Board”) granted the following incentive units and recognized compensation expense related to those issuances based on the following valuations:

Grant Date	Incentive Units Issued	Hurdle Value at Issuance	Fair Equity Value Used to Determine Compensation Expense
April 15, 2019	57,400	$696,772,644	$1,038,175,000
June 11, 2019	65,000	$696,772,644	$1,038,175,000
June 14, 2019	13,057	$645,000,000	$1,038,175,000
June 14, 2019	9,809	$1,310,000,000	$1,038,175,000
June 24, 2019	100,000	$696,772,644	$1,038,175,000
August 11, 2019	95,500	$696,772,644	$1,521,865,000
August 19, 2019	24,000	$696,772,644	$1,521,865,000
August 20, 2019	132,000	$696,772,644	$1,521,865,000
March 24, 2020	265,500	$2,200,000,000	$2,067,000,000
May 12, 2020	114,750	$2,200,000,000	$3,335,200,000
June 29, 2020	714,817	$2,210,000,000	$3,335,200,000

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

July 17, 2020

Summary of Historical Unit Valuation

Valuation at April 15, 2019. In September 2018, the Company sold 850,629 investor units to Humana for $50,000,000 (the “Humana Investment”) at a price per unit that valued the Company at $696,772,644. On April 15, 2019, the Board approved a grant of incentive units with a hurdle value of $696,772,644, which was established based on the Humana Investment valuation. In determining its compensation expense for purposes of preparing its financial statements for the six months ended June 30, 2019, the Company determined that the fair equity value of the Company was $1,038,175,000. The Company based its determination on a third-party valuation report as of June 30, 2019 (the “June 2019 Valuation Report”). The June 2019 Valuation Report determined the Company’s fair equity value by employing the backsolve method, consisting of a Stay Private Valuation (i.e. a valuation based on the Company remaining private) and an IPO Valuation (i.e. a valuation based on the occurrence of an IPO) and applying a 75% and 20% perceived probability to each valuation, respectively. The June 2019 Valuation Report also applied a 5% perceived probability of dissolution to the valuation. The probability percentages reflect management’s perception of the likelihood of each scenario.

Valuation at June 11, 2019. On June 11, 2019, the Board approved a grant of incentive units with a hurdle value of $696,772,644, which was established based on the Humana Investment valuation. In determining its compensation expense for purposes of preparing its financial statements for the six months ended June 30, 2019, the Company determined that the fair equity value of the Company was $1,038,175,000. The Company based its determination on the June 2019 Valuation Report. The June 2019 Valuation Report determined the Company’s fair equity value by employing the backsolve method, consisting of a Stay Private Valuation (i.e. a valuation based on the Company remaining private) and an IPO Valuation (i.e. a valuation based on the occurrence of an IPO) and applying a 75% and 20% perceived probability to each valuation, respectively. The June 2019 Valuation Report also applied a 5% perceived probability of dissolution to the valuation. The probability percentages reflect management’s perception of the likelihood of each scenario.

Valuation at June 14, 2019. On June 14, 2019, the Board approved a grant of incentive units with a hurdle values of $645,000,000 and $1,310,000,000, which were established based on the Humana Investment valuation. In determining its compensation expense for purposes of preparing its financial statements for the six months ended June 30, 2019, the Company determined that the fair equity value of the Company was $1,038,175,000. The Company based its determination on the June 2019 Valuation Report. The June 2019 Valuation Report determined the Company’s fair equity value by employing the backsolve method, consisting of a Stay Private Valuation (i.e. a valuation based on the Company remaining private) and an IPO Valuation (i.e. a

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

July 17, 2020

valuation based on the occurrence of an IPO) and applying a 75% and 20% perceived probability to each valuation, respectively. The June 2019 Valuation Report also applied a 5% perceived probability of dissolution to the valuation. The probability percentages reflect management’s perception of the likelihood of each scenario.

Valuation at June 24, 2019. On June 24, 2019, the Board approved a grant of incentive units with a hurdle value of $696,772,644, which was established based on the Humana Investment valuation. In determining its compensation expense for purposes of preparing its financial statements for the six months ended June 30, 2019, the Company determined that the fair equity value of the Company was $1,038,175,000. The Company based its determination on the June 2019 Valuation Report. The June 2019 Valuation Report determined the Company’s fair equity value by employing the backsolve method, consisting of a Stay Private Valuation (i.e. a valuation based on the Company remaining private) and an IPO Valuation (i.e. a valuation based on the occurrence of an IPO) and applying a 75% and 20% perceived probability to each valuation, respectively. The June 2019 Valuation Report also applied a 5% perceived probability of dissolution to the valuation. The probability percentages reflect management’s perception of the likelihood of each scenario.

Valuation at August 11, 2019, August 19, 2019 and August 20, 2019. On August 11, 2019, August 19, 2019 and August 20, 2019, the Board approved a grant of incentive units with a hurdle value of $696,772,644, which was established based on the Humana Investment valuation. In determining its compensation expense for purposes of preparing its financial statements for the nine months ended September 30, 2019, the Company determined that the fair equity value of the Company was $1,521,865,000. The Company based its determination on a third-party valuation report as of September 30, 2019 (the “September 2019 Valuation Report”). The September 2019 Valuation Report determined the Company’s fair equity value by employing the backsolve method, consisting of a Stay Private Valuation (i.e. a valuation based on the Company remaining private) and an IPO Valuation (i.e. a valuation based on the occurrence of an IPO) and applying a 45% and 50% perceived probability to each valuation, respectively. The September 2019 Valuation Report also applied a 5% perceived probability of dissolution to the valuation. The probability percentages reflect management’s perception of the likelihood of each scenario.

Valuation at March 24, 2020. In the first quarter of 2020, the Company completed a capital raising transaction pursuant to which it sold 1,471,623 investor units to new unaffiliated investors in exchange for $230,000,000 (the “Private Raise”) at a price per unit that valued the Company at $2,200,000,000 (the “Private Raise valuation”). In addition, on March 30, 2020, the Company announced an offer to purchase for cash (the “2020 Tender Offer”) of up to $20,000,000 of eligible units at a purchase price per unit that also valued the Company at the Private Raise valuation. The

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

July 17, 2020

Company purchased 130,998 eligible units tendered in the 2020 Tender Offer on April 30, 2020. On March 24, 2020, the Board approved a grant of incentive units with a hurdle value of $2,200,000,000, which was established based on the Private Raise valuation. In determining its compensation expense for purposes of preparing its financial statements for the three months ended March 31, 2020, the Company determined that the fair equity value of the Company was $2,067,000,000. The Company based its determination on a third-party valuation report as of March 31, 2020 (the “March 2020 Valuation Report”). The March 2020 Valuation Report determined the Company’s fair equity value by applying a discount to the Private Raise valuation reflecting lack of marketability and the possibility that an IPO would not occur.

Valuation at May 12, 2020 and June 29, 2020. On May 12, 2020 and June 29, 2020, the Board approved grants of incentive units with hurdle values of $2,200,000,000 and $2,210,000,000, respectively, each of which was established based on the Private Raise valuation. In determining compensation expense for purposes of preparing its financial statements for the six months ended June 30, 2020, the Company determined that the fair equity value of the Company was $3,335,200,000. The Company based its determination on several factors, including a third-party valuation report as of June 30, 2020 (the “June 2020 Valuation Report”). The June 2020 Valuation Report determined the Company’s fair equity value by employing the backsolve method, consisting of a Stay Private Valuation (i.e. a valuation based on the Company remaining private) and an IPO Valuation (i.e. a valuation based on the occurrence of an IPO) and applying a 20% and 80% perceived probability to each valuation, respectively. The probability percentages reflect management’s perception of the likelihood of each scenario. Other key factors that drove the Company’s fair equity value determination include increased valuations in the healthcare market generally from March 31, 2020 to June 30, 2020 as the healthcare market recovered from the initial impact of Covid-19, and that the Company conducted “testing-the-waters” meetings in June and early July 2020, during which it received positive feedback from potential investors.

Summary

As noted above, the Preliminary Price Range is expected to be $[***] to $[***] per share. This represents an equity value of the Company of $[***] to $[***]. The Company notes that, as is typical in initial public offerings, the estimated price range for the IPO was not derived using a formal determination of fair value, but was determined by negotiation between it and the Lead Underwriters. The Company believes the following factors are relevant to considering the Preliminary Price Range:

•

the Preliminary Price Range represents a future price for shares of common stock with an assumption of 100% probability of the IPO that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

July 17, 2020

units as of all of the grant dates described above represents a contemporaneous estimate of the fair value of units that were then illiquid, reflecting discounts due to lack of marketability in recognition that the units might never become publicly tradeable or otherwise liquid;

•

the Preliminary Price Range assumes a successful IPO, which will provide the Company with proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash and access to the public company debt and equity markets;

•

there are differences in the methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company as compared to the valuation methodologies, assumptions and inputs considered by the Board when previously granting units; and

•	in late June and early July 2020, the Company held “testing-the-waters” meetings with potential investors, during which it received positive feedback.

Notwithstanding those differences, the Preliminary Price Range is squarely in line with the fair value of the incentive units granted in May and June 2020 (the most recent units issued and the latest valuation). In addition, the fair value of the incentive units granted in March 2020 are based off of the Private Raise valuation, which was determined through arms-length negotiations with unaffiliated investors in the Private Raise and the 2020 Tender Offer. For these reasons and the reasons outlined above, the Company submits that the 2019 and 2020 valuations are reasonable.

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[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

July 17, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Mike Pykosz
Oak Street Health, Inc.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.